UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Here Media Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
427105 101
(CUSIP Number)
Paul A. Colichman
10990 Wilshire Boulevard,
Penthouse
Los Angeles, CA 90024
(310) 806-4288
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	427105 101

1	NAMES OF REPORTING PERSONS Paul A. Colichman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		415,754

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,590,756

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		415,754

WITH	10	SHARED DISPOSITIVE POWER

		15,590,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,006,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Here Media Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is:
10990 Wilshire Boulevard, Penthouse
Los Angeles, CA 90024
Item 2. Identity and Background
(a) — (c) and (f).
Paul A. Colichman is the Chief Executive Officer and President of the Company and a citizen of the United States of America. His business address is 10990 Wilshire Boulevard, Penthouse, Los Angeles, CA 90024.
(d) and (e)
During the last five years, Paul A. Colichman has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Paul A. Colichman acquired beneficial ownership of 16,006,510 shares of the Common Stock through exchange of stock and limited liability company interests in a business combination (the “Business Combination”) that was consummated on June 11, 2009, pursuant to an Agreement and Plan of Merger, dated as of January 8, 2009 (as amended, supplemented or otherwise modified through the date hereof, the “Merger Agreement”), that was entered into by and among the Company, PlanetOut Inc. (“PlanetOut”), HMI Merger Sub, Inc. (“HMI Merger Sub”), Here Networks LLC (“Here Networks”), Regent Entertainment Media Inc. (together with Here Networks, the “HMI Entities”) and the owners of the HMI Entities, consisting of Stephen P. Jarchow, Paul A. Colichman and Here Management LLC (“Here Management”).
Pursuant to the Merger Agreement, the business combination of PlanetOut and the HMI Entities was accomplished in two concurrent steps. The first was the merger of HMI Merger Sub, a wholly owned subsidiary of the Company, with and into PlanetOut (the “Merger”), in which one share of the Common Stock and one share of the special stock, $0.001 par value per share (“Special Stock”), of the Company were issued in exchange for each outstanding share of the common stock, $0.001 par value per share, of PlanetOut. The stockholders of PlanetOut adopted the Merger Agreement and approved the Merger at a special meeting of the PlanetOut stockholders held on June 10, 2009. PlanetOut filed a Certificate of Merger with the Secretary of State of the State of Delaware on June 11, 2009 and thereby became the surviving corporation in the Merger and a wholly owned subsidiary of the Company.
Concurrently with the Merger, the owners of the HMI Entities contributed to the Company all of their interests in the HMI Entities, which consisted of stock and limited liability company interests that constituted 100% of the ownership interest in each of those companies, in exchange for the Common Stock. Upon consummation of the Business Combination, the former PlanetOut stockholders and holders of certain warrants to purchase PlanetOut common stock became owners of 4,157,535 shares, or 20%, of the Common Stock and 4,070,535 shares, or 100%, of the Special Stock, and Stephen P. Jarchow, Paul A. Colichman and Here Management, the former owners of the HMI Entities, became owners of 623,630 shares, 415,754 shares, and 15,590,756 shares, respectively, or 3%, 2% and 75%, respectively, of the Common Stock. In addition, Paul A. Colichman, as a manager and member of Here Management, may be deemed to beneficially own the 15,590,756 shares of Common Stock owned by Here Management. As a result, Paul A. Colichman beneficially owns a total of 16,006,510 shares of the Common Stock.

Item 4. Purpose of Transaction
Paul A. Colichman acquired the beneficial ownership of 16,006,510 shares of the Common Stock reported in this Statement pursuant to the Business Combination described in Item 3 hereof. Other than as described in this Statement, Paul A. Colichman does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) — On June 11, 2009, Paul A. Colichman acquired the beneficial ownership of 16,006,510 shares of the Common Stock reported in this Statement, representing 77% beneficial ownership of the Company. Paul A. Colichman has the sole power to vote and to dispose of 415,754 shares and the shared power to vote and to dispose of 15,590,756 shares of the Common Stock.
(c) Paul A. Colichman has not engaged in any transaction during the past 60 days in any shares of Common Stock, other than the acquisition of shares of Common Stock by Here Management and Paul A. Colichman pursuant to the Business Combination described in Item 3 and Item 5(a) and (b) hereof.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Paul A. Colichman and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Merger Agreement (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on January 14, 2009)

Exhibit 2.	First Amendment to Merger Agreement, dated as of April 27, 2009, by and among the Company, PlanetOut, HMI Merger Sub, the HMI Entities and the owners of the HMI Entities (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on May 1, 2009)

Exhibit 3.	Second Amendment to Merger Agreement, dated as of June 1, 2009, by and among the Company, PlanetOut, HMI Merger Sub, the HMI Entities and the owners of the HMI Entities (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on June 4, 2009)

Exhibit 4.	Letter Agreement, dated as of May 13, 2009, between the Company and PlanetOut (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on May 19, 2009)

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	June 22, 2009

By:	/s/ Paul A. Colichman

Name:	Paul A. Colichman